TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

ESPERANZA RESOURCES BEGINS DRILLING AT PUCARANA PROJECT, PERU

Vancouver, B.C., April 27, 2011: Esperanza Resources Corp. (TSX-V: EPZ) is pleased to announce that drilling at the Pucarana project has started. The drill plan includes 2,500 meters in 10 diamond-drill core holes.

This project is located in the Arequipa region of southern Peru, near to the Orcopampa gold-silver mining camp. Esperanza Resources is the operator of the joint venture, held with Estrella Gold (TSX-V: EST). The Pucarana project consists of two concessions, totaling 1,889 hectares Pucarana is seven (7) kilometers from the portal of the high-grade underground Chipmo mine and 15 km from the Poracota mine, which have a combined annual production of 360,000 oz of gold and 131,000 oz of silver during 2010. Pucarana is a gold-rich system consisting of quartz veins and silicified bodies together with alteration similar to that observed at the nearby Chipmo Mine. The veins and structures that are being drill tested, trend northeast toward the active underground workings of Chipmo.

Esperanza Resources can earn-in to 60% of the Pucarana Project by expending US$1.3 million and making combined cash payment(s) totaling up to US$80,000.

More information on our Pucarana and Peru exploration program can be seen on Esperanza’s website at: http://www.epzresources.com/newproject_perumap.php

About Esperanza

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico. It is also actively investigating 11 other exploration interests in Peru and Mexico. In October of 2010 it announced a strategic investment which resulted in a 35% interest in Global Minerals Ltd. (TSX-V: CTG), majority owner of the Strieborná silver/copper/antimony project in Roznava, Slovakia.

QUALIFIED PERSON: Mr. J. Stevens Zuker, M.Sc., Geology and Senior Vice President, Esperanza Resources Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Peru exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision. Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. Silver is analyzed by induction coupled plasma – atomic emission spectroscopy (ICP-AES). A description of quality control and quality assurance protocols can be found at www.epzresources.com/protocols.php

SAFE HARBOR: Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the Pucarana property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

For further information, contact:

Esperanza Resources Corp.
Bill Pincus, President and CEO Toll Free: 1 866 890 5509 info@epzresources.com Website: www.epzresources.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.